Grey Williams · 3rd

CFO at Hypnos Virtual

Little Rock, Arkansas, United States · 500+ connections ·

[Contact info]

 **Vortylon**

Anglican School of Ministry

Experience



Partner
Vortylon
2018 – Present · 3 yrs



CFO
Hypnos Virtual
Apr 2017 – Present · 4 yrs 2 mos
Little Rock, Arkansas, United States

Principal
Dextera
1999 – Present · 22 yrs

We work with small businesses, providing strategic advisory and tactical execution services in general management, marketing, human resources, technology, and finance.

Marketing Director
Systematics/ALLTEL Info. Sys.
1998 – 1999 · 1 yr



Account Manager
Alltel
1991 – 1999 · 8 yrs

Show 2 more experiences ⌄

Education

Anglican School of Ministry
2011 – 2014



Vanderbilt University - Owen Graduate School of Management
MBA, Marketing and Operations
1986 – 1988

Worked full-time in summer and part-time during year for a variety of companies including Nortel, Genesco, and the University (as a TA)



Hendrix College

BA, Mathematics

1980 – 1984

Activities and Societies: Pi Mu Epsilon (Math) Dorm President Senate Correspondent for Student Newspaper DJ for Campus Radio Station Intramural Sports Proctor for various courses Developed curriculum for non-credit coursework Taught non-credit courses



